UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 25)

SANTA FE FINANCIAL CORPORATION
____________________________________
Name of Issuer

Common Stock, Par Value $0.10 Per Share
__________________________________
Title of Class of Securities

802014-10-0
_______________
CUSIP Number

Michael G. Zybala
Asst. Secretary and General Counsel
The InterGroup Corporation
10940 Wilshire Blvd., Suite 2150
Los Angeles, California 90024
(310) 466-7961
_______________________________________
Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications

December 9, 2011
__________________________________________
Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for and subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 802014-10-0

1.	Name of Reporting Person	Tax Identification Number

	The InterGroup Corporation	13-3293645

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware
Number of	7.	Sole Voting Power
Shares		1,040,248
Beneficially
Owned by	8.	Shared Voting Power
Each
Reporting
Person	9.	Sole Dispositive Power
With		990,848

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,040,248 Shares of Common Stock

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11

83.8%

14.	Type of Reporting Person

CO

CUSIP No. 802014-10-0

1.	Name of Reporting Person	Tax Identification Number

John V. Winfield

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

U.S.

Number of	7.	Sole Voting Power
Shares
Beneficially
Owned by	8.	Shared Voting Power
Each		1,040,248
Reporting
Person	9.	Sole Dispositive Power
With		49,400

	10.	Shared Dispositive Power
		1,040,248

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,040,248 Shares of Common Stock

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11

83.8%

14.	Type of Reporting Person

IN

AMENDMENT NO. 25
TO SCHEDULE 13D
OF THE INTERGROUP CORPORATION
AND JOHN V. WINFIELD
REGARDING OWNERSHIP OF SECURITIES OF
SANTA FE FINANCIAL CORPORATION

This Amendment No. 25 to Schedule 13D is being filed by The InterGroup Corporation, a Delaware Corporation ("InterGroup"), and John V. Winfield, the Chairman, President and Chief Executive Officer of InterGroup, to update information previously furnished.

The following items of this Schedule 13D are amended:

Item 1.   Security of Issuer.

This Amendment reflects an additional purchase of the Common Stock, $.10 par value (the “Common Stock”) of Santa Fe Financial Corporation, a Nevada corporation, (“Santa Fe” or the “Issuer”) by InterGroup in an open market transaction. The address of the principal executive offices of the Issuer is 10940 Wilshire Blvd., Suite 2150, Los Angeles, CA 90024.

Item 2.   Identity and Background.

John V. Winfield's business address is 10940 Wilshire Blvd., Suite 2150, Los Angeles, CA 90024.  Mr. Winfield principal occupation is President, Chief Executive Officer and Chairman of the Board of The InterGroup Corporation and its consolidated subsidiaries Santa Fe Financial Corporation and Portsmouth Square, Inc.  Mr. Winfield has not been subject to any proceedings requiring disclosure under sections (d) and (e) of this Item.  Mr. Winfield is a citizen of the United States.

The InterGroup Corporation (“InterGroup”) is a Delaware corporation with its principal place of business at 10940 Wilshire Blvd., Suite 2150, Los Angeles, CA 90024. InterGroup is a public company (NASDAQ: INTG) The principal business of InterGroup is to own and operate multi-family residential property and other real estate.  Attached hereto as Appendix A is a schedule setting forth the executive officers and directors of InterGroup.  InterGroup and/or any of its named executive officers and directors have not been subject to any of the proceedings requiring disclosure under sections (d) or (e) of this Item.

Item 3.   Source and Amount of Funds or Other Consideration.

InterGroup used working capital as its source of funds to purchase additional shares of the Common Stock.

Item 4.   Purposes of Transactions.

InterGroup and Mr. Winfield have ownership and voting control over Santa Fe.  Mr. Winfield serves as Chairman of the Board, President and Chief Executive Officer of InterGroup and Santa Fe.  All of Santa Fe’s Directors also serve as Directors of InterGroup.  As previously reported, on June 30, 1998, John V. Winfield entered into a voting trust agreement, whereby he granted to InterGroup the right to vote the 49,400 shares of Santa Fe Common Stock owned by him as well as a right of first refusal on any sale of those shares.

The acquisition of the Common Stock of the Issuer by InterGroup was for investment purposes.  InterGroup, or Mr. Winfield, may, from time to time, purchase additional shares of Common Stock in the open market transactions, primarily block purchases, or in private transactions to increase their ownership position in Santa Fe.

InterGroup, Santa Fe and John V. Winfield have no other plans or intentions that relate to or would result in the events set forth in Item 4 of the instructions to Schedule 13D.

Item 5.   Interest in the Securities of the Issuer.

(a)  InterGroup, as of December 12, 2011, may be deemed to beneficially own, for purposes of this Section 13(d) of the Exchange Act: (i) 990,848 shares of the Common Stock it directly owns; and (ii) 49,400 shares of Common Stock owned by Mr. Winfield over which it has voting control.  The total of those shares, 1,040,248, represent approximately 83.8% of the outstanding Common Stock of Santa Fe.

John V. Winfield owns 49,400 shares of the Common Stock of Santa Fe. Mr. Winfield is the Chairman, President and Chief Executive Officer of InterGroup and is the controlling shareholder of InterGroup. Mr. Winfield has investment and voting control of the securities held by InterGroup.  To the extent that Mr. Winfield is deemed to beneficially own, for purposes of Section 13(d), the shares of Common Stock of owned by InterGroup, he would beneficially own 83.8% of the Common Stock.

The above percentages were determined based on Santa Fe's representations in its latest filing with the Securities and Exchange Commission that it had 1,241,810 shares of Common Stock issued and outstanding as of November 7, 2011.

(b) As the Chairman, President, Chief Executive Officer and controlling shareholder of InterGroup, John V. Winfield shares the voting power and disposition power with respect to the Common Stock owned by InterGroup.

As provided for in the voting trust agreement, InterGroup has voting power over the shares owned by Mr. Winfield.  Mr. Winfield has sole disposition power with respect to the Common Stock owned by him, subject to InterGroup’s right of first refusal.

(c)  Information with respect to transactions effected by InterGroup in the Common Stock within the past sixty (60) days is set forth below:

Date	Number of Shares	Price per Share	Nature
12/09/2011	34,700	$13.00	Open Market Purchase

(d)  No person other than InterGroup, with respect to its shares, or Mr. Winfield, with respect to his shares, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares beneficially owned by each.

(e)  Inapplicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2011		THE INTERGROUP CORPORATION

	By:	/s/ Michael G. Zybala
Michael G. Zybala
Asst. Secretary and General Counsel

Dated: December 12, 2011		/s/ John V. Winfield
John V. Winfield

APPENDIX A

THE INTERGROUP CORPORATION
Executive Officers and Directors*

John V. Winfield -	Chairman of the Board, President and Chief Executive Officer, The InterGroup Corporation, Santa Fe Financial Corporation and Portsmouth Square, Inc.
Citizenship: United States

William J. Nance -	Director. Principal Occupation: Certified Public Accountant ("CPA") and Consultant.
Citizenship: United States

Gary N. Jacobs -	Secretary and Director. Principal Occupation: Attorney at Law
Citizenship: United States

John C. Love -	Director. Principal Occupation: Retired CPA, Independent consultant to the hospitality and tourism industries.
Citizenship: United States

Joseph A. Grunwald -	Vice Chairman of the Board. Principal Occupation: Industrial, commercial and residential real estate developer.
Citizenship: Belgium

David C. Gonzalez -	Vice President Real Estate, The InterGroup Corporation.
Citizenship: United States

David T. Nguyen -	Treasurer and Controller, Certified Public Accountant.
Citizenship: United States.

Michael G. Zybala -	Assistant Secretary and General Counsel.
Citizenship: United States

* Business Address: The business address for all executive officers and directors is c/o The InterGroup Corporation, 10940 Wilshire Blvd., Suite 2150, Los Angeles, CA 90024.